Mail Stop 4561

September 26, 2006

By U.S. Mail and Facsimile to (949) 706-1475

Ryan Neely
President, Chief Financial Officer, Secretary, and Director
Format, Inc.
27126 Paseo Espada
Suite 705
San Juan Capistrano, California 92675

Re: Format, Inc.
          Registration Statement on Form 10-SB
          Filed September 1, 2006
          File No. 0-52213

Dear Mr. Neely:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1 – Description of Business, page 3

1.   Please provide a history of the company's business operations and developments during the last three years. See Item 101(a) of Regulation S-B.

2.   The first sentence states that the company was incorporated in Nevada; however, footnote 1 to the financial statements indicates the company was incorporated in the State of Delaware on March 21, 2001. Please revise or advise.

3.   Revise to indicate the date the Company became eligible for trading on the pink sheets and that no trading has occurred since that date.

4.   Please disclose your recent operating losses and your expectation that you will continue to incur losses for the forseeable future.

5.   Please disclose what percentage of his business time Mr. Neely devotes to the company.

6.   In discussing your business activities, please distinguish clearly between current and planned activities. We note, for example, that in the second paragraph you state that you *intend* to provide commercial printing services, while several paragraphs later you state that you provide such services.

7.   We note your statement that document require "much work to conform to the requirements of the EDGAR system." Please describe at greater length what is involved in the "EDGARization" of documents.

8.   If you expect that your printing services will become a material part of the business in the forseeable future, please discuss this aspect of your business at greater length, for example the nature of such services, the nature of the industry, your expected strategy, and the nature of the competition.

9.   Under "Growth Strategy" on page 4, you state that your objective is to become a "dominant provider" of EDGARizing services. Please revise to clarify the nature and timing of this goal in light of your discussion regarding the nature of your competition, specifically heavy dominance in the industry by a very few entities.

Risk Factors, page 5

10.   Revise to underline the section title, "Risk Factors" and move the preamble narrative down a space or two.

11.   We note on page F-8 a discussion regarding reliance on a small number of customers for most of your revenues. Please include a risk factor regarding this, or tell us why a risk factor is not appropriate.

The nature of our EDGARizing business is highly cyclical…, page 5

12.   In the last sentence you state that you must maintain sufficient staff "to meet maximum workloads." Please revise this in light of your disclosure that you have one full-time employee and one part-time employee.

The EDGARizing industry has been dominated…, page 5

13.   Please revise this risk factor and elsewhere through the document, as appropriate, to clarify the extent to which a small number of businesses dominate the market. For example, you should name and disclose the market share of those dominant players, if available.

We anticipate that we may need to raise additional capital…, page 6

14.   Please revise to clarify and quantify your expected need for additional funds during the next 12 months. Also discuss your recent and current reliance on interest-free loans from Mr. Neely.

15.   Disclose the risks of not being able to fund your sales and marketing activities.

As a service-oriented company, we depend…, page 6

16.   Please revise the risk factor, particularly the phrase "various members of our management team" in light of the fact that you currently only have one officers and two employees. Please revise the document throughout to avoid reference to "officers" in the plural.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

17.   We note that your disclosures relating to the results of operations for the periods presented only addresses your revenues and operating expenses. Please revise to provide discussion and analysis relating to other non-operating income and expenses. Refer to Item 303(b) of Regulation S-B.

18.   Please revise to include discussion and analysis of your financial condition and changes in financial condition for each period presented. Refer to Item 303(b)(1) of Regulation S-B.

Liquidity and Capital Resources, page 9

19.   We note your disclosure that the increase in accounts payable as of December 31, 2005 was due primarily to your inability to pay certain invoices. Please revise to disclose the reasons why you were unable to pay the invoices, whether you paid the invoices subsequent to the year-end, and any implications of your inability to pay the invoices.

Our Plan of Operations for the Next Twelve Months, page 19

20.   Revise to disclose the information required by Item 303(a) of regulation S-B.

Part II
Market Price …, page 27

21.   Revise to disclose the number of holders of the company's stock.

Recent sales of Unregistered Securities, page 31

22.   The total shares issued reconciles with the financial statements; however, the paid-in-capital does not reconcile as the financial statements show $37,809 received, yet the three issuance herein total $20,070. Please revise or advise. In addition, the first issuance of 163,833 shares at $.02 would equal approximately $3,276. Please revise or advise.

Financial Statements for the Six Months Ended June 30, 2006
Note 2 – Summary of Significant Accounting Policies
Allowance for Doubtful Accounts, page F-7

23.   We note that you disclose that certain receivables were settled in 2006 with the receipt of shares of stock issued to a shareholder rather than to the company. Please revise to disclose the following:

- how a debtor issuing shares of its stock to one of the company's shareholders results in the settlement of the debtor's obligation to the company;
- why the debtor issued its shares to one of the company's shareholders rather than to the company itself;
- the nature of the company's and its shareholder's relationship with the debtor;
- the amount of the receivables settled in this manner;
- the fair value of the shares issued to the company's shareholder;
- how you determined the fair value of the stock received;
- whether the debtor's common shares are actively traded;
- why the transaction is reflected as an offset to shareholder advances; and
- why you recorded the difference as wages expense.

24.   Please provide us with the journal entries used to record these transactions and your basis for the entries, citing the specific accounting guidance upon which you relied.

Financial Statements for the years ended December 31, 2005 and 2004

Statement of Cash Flows, page F-20

25.   We note that you present proceeds from the sale of marketable securities as investing activities. We further note your disclosure on page F-25 that marketable securities are classified as trading securities. Please revise your statements of cash flows to present proceeds from the sale of marketable securities as an operating activity rather than an investing activity in accordance with paragraph 22(a) of SFAS 95 as amended. Please similarly revise the other financial statements included in your document.

Note 2 – Summary of Significant Accounting Policies, page F-21

26.   Please revise to describe the circumstances; such as continued losses since inception, negative cash flows, and inability to pay certain invoices, that raise substantial doubt about your ability to continue as a going concern for a reasonable period of time. Describe management's plan to mitigate the effect of such conditions or events and assess the likelihood that such plans can be effectively implemented.

27.   Please revise to disclose the source of and accounting policies for your rental and other income.

Allowance for Doubtful Accounts, page F-22

28.   Please revise to provide a roll-forward, either here or in a separate financial statement footnote, of the activity of your allowance for doubtful accounts for the periods presented. Please similarly revise your financial statement footnotes for the six months ended June 30, 2006.

Marketable Securities, page F-25

29.   We note that you classify your marketable securities as trading. We further note your disclosure on page F-24 that the carrying amount of marketable securities approximates fair value. Please revise to disclose the following:

- the nature and purpose of holding the marketable securities;
- whether the marketable securities have an active trading market and readily determinable fair values;
- how you determined that the carrying value approximates fair value of your marketable securities for each period presented;
- how you determined the amount of realized and unrealized gains and losses for all of the periods presented, including 2003, 2004, 2005, and six months ended June 30, 2006

30.   In addition, please tell us the specific entity issuer for each marketable security held during the periods presented, from 2003 through June 30, 2006. For each security held during these periods, please provide us with a timeline of acquisition and subsequent disposal and describe the circumstances under which you acquired and disposed of the securities.

Note 4 – Loans Receivable, page F-27

31.   Please revise to clearly distinguish between the business purpose of your loans receivable compared to accounts receivable. In light of your apparent liquidity and capital resource limitations, it is not clear why you would engage in lending activities, particularly to an unrelated party.

32.   Please revise to disclose whether the individual to which you loaned $27,000 in 2004 was a related party.

33.   We note your disclosure that your loans receivable, related party advances, and notes payable to a bank bear no interest. Please revise to disclose how you imputed interest on these receivables and payables pursuant to APB 21. Disclose the effective interest rate applied for each receivable and payable and describe how you determined the appropriate rate.

Provision for Income Taxes, page F-29

34.   Your disclosed reconciliation of effective tax rate to statutory rate does not appear to actually reconcile these two items. Please revise to provide a reconciliation of your effective tax rate to the statutory tax rate for each period presented. Disclose the estimated amount and the nature of each significant reconciling item. Refer to paragraph 47 of SFAS 109.

35.   Please revise to provide the disclosures required by paragraph 43 and 48 of SFAS 109.

Financial Statements for the years ended December 31, 2004 and 2003

General

36.   We note that you present duplicative financial statements for the fiscal year ended December 31, 2004. Please revise your filing to delete the duplicative presentation of the financial statements for this period.

Statement of Cash Flows, page F-35

37.   We note that you present changes in loans receivable as an operating activity. In your statements of cash flows on page F-20, changes in loans receivable are presented as an investing activity. Please revise your statements of cash flows for consistency. As Hall and Company opined on your 2004 and 2003 financial statements, please tell us the involvement of Hall and Company in the revised presentation; including the timing of the change, reason for the change, and need to perform additional audit work.

Part III - Index to Exhibits, page 19

38.   We note your disclosure on page 15 regarding the change in accountants effective July 31, 2006. Please file as Exhibit 16 a letter from your former independent accountant stating whether it agrees with your representation made in response to Item 304(a) of Regulation S-B. Refer to Item 304(a)(3) and Item 601 of Regulation S-B.

*   *   *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or Joyce Sweeney, Senior Accountant at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3698 with any other questions.

Sincerely,

Michael Clampitt
Staff Attorney

cc: Michael J. Muellerleile, Esq.
        M2 Law Professional Corporation
        500 Newport Center Drive
        Suite 800
        Newport Beach, CA 92660